Exhibit 1.01 Conflict Minerals Report

This Conflict Minerals Report (“CMR”) for the reporting period from January 1 to December 31, 2025, has been prepared to comply with Rule 13p-1 under the Securities Exchange Act of 1934. The Rule requires certain disclosures when a company manufactures or contracts to manufacture products for which conflict minerals are necessary for their functionality or production.

VinFast Auto Ltd. is a global electric vehicle manufacturer headquartered in Vietnam, supported by an expanding network of Tier 1 suppliers across multiple regions. With a diverse range of components and materials sourced worldwide, VinFast’s supply chain is extensive and continuously evolving. To ensure that the materials used in our vehicles are responsibly sourced and aligned with our commitment to human rights and environmental protection, it is important for us to understand the origins of the materials used throughout our supply chain.

Where practical and appropriate, VinFast leverages its purchasing influence to promote the responsible sourcing of materials, including conflict minerals, while supporting the protection of affected communities and the environment. Our approach is guided by several key policies, including the Company’s Human Rights Policy, Environmental, Health and Safety and Social Responsibility Policy, and Sustainable Sourcing Policy, which include commitments related to responsible conflict minerals sourcing. These policies reinforce our dedication to respecting human rights and promoting responsible practices across our operations and throughout our supply chain.

In collaboration with our suppliers, VinFast emphasizes transparency to improve visibility across all tiers of the supply chain and, when appropriate, conducts follow-up investigations to ensure suppliers meet the standards outlined in our Supplier Code of Conduct. We also provide training and guidance to strengthen suppliers’ capabilities in managing sustainability and compliance requirements.

VinFast engages directly with in-scope suppliers as part of its conflict minerals due diligence program. Through these efforts, we aim to enhance supplier understanding of responsible sourcing practices, anti-corruption principles, fair labor standards, and environmental protection.

In this report, “VinFast,” “the Company,” “we,” “our,” or similar terms refer to VinFast Auto Ltd., its consolidated subsidiaries, and entities under VinFast’s operational control, unless otherwise stated.

1.	Overview

Beginning in 2014, public companies in the United States have been required to conduct due diligence to determine the origin of conflict minerals in their products and to report annually to the U.S. Securities and Exchange Commission. These disclosure requirements aim to support the humanitarian objective of ending violent conflict in the Democratic Republic of the Congo (“DRC”) and its adjoining countries Angola, Burundi, the Central African Republic, the Republic of Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia, collectively referred to as the “Covered Countries.” Under these rules, tin, tungsten, tantalum, and gold, collectively referred to as “3TG”, are considered conflict minerals regardless of their source.

By promoting transparency in the sourcing of 3TG, the intent of these regulations is to reduce the risk that revenues from mineral trade directly or indirectly finance armed groups in the Covered Countries. The regulations also encourage companies to support responsible sourcing from suppliers operating in the Covered Countries and other Conflict-Affected and High-Risk Areas (“CAHRAs”).

3TG minerals are widely used throughout the automotive and electric vehicle industries, including in propulsion systems, battery components, electronics, connectivity systems, and various structural and interior components. As part of VinFast’s first formal SEC-aligned conflict minerals reporting cycle, we identified numerous in-scope components within our supply chain that may contain one or more of these minerals that are necessary to the production or functionality of our electric vehicles. These components span multiple systems across our electric vehicle portfolio.

VinFast does not directly source 3TG minerals and is several tiers removed from smelters and refiners in the mineral supply chain. Nevertheless, we are committed to supporting responsible sourcing practices for the 3TG used in our products. VinFast considers responsible sources of 3TG to be smelters or refiners that have been validated as Conformant or Active under the Responsible Minerals Initiative (“RMI”)’s Responsible Minerals Assurance Process (“RMAP”), a widely recognized third-party audit program for responsible mineral sourcing.

Through these efforts, VinFast seeks to promote the use of responsibly sourced 3TG throughout its supply chain and contributes to the development of a more transparent, ethical, and responsibly managed mineral supply chain in alignment with internationally recognized due diligence standards.

2.	Reasonable Country of Origin Inquiry (“RCOI”)

VinFast relies on its direct suppliers to survey their own supply chains to determine the origin of the 3TG contained in materials supplied to the Company. Suppliers are expected to cascade this request to their own suppliers until information regarding the origin of the 3TG is identified.

In many cases, the information provided by in-scope suppliers may vary in completeness and level of granularity or reported at the company level rather than the product level, which may result in missing or overly broad country-of-origin data. Because suppliers are often unable to confirm the precise origin of 3TG used in the materials supplied to VinFast, the Company conducts its due diligence based primarily on the country-of-origin information associated with the smelters and refiners reported by suppliers.

VinFast’s RCOI assessment is based on aggregated smelter and refiner information provided by in-scope suppliers. This information is compared with publicly available data from the RMI, including the RMI Public List, which provides information on smelters and refiners participating in the RMAP audit program.

RCOI Approach

To determine its in-scope direct suppliers, VinFast conducted a risk-based assessment of suppliers providing components or parts to its manufacturing operations. This assessment was based on the expected presence of 3TG minerals as reported through the International Material Data System (“IMDS”). All identified active suppliers were requested to complete the Conflict Minerals Reporting Template (“CMRT”), the industry-standard reporting tool developed by the RMI.

As part of its commitment to digitalization and improved data accuracy, VinFast collects CMRT submissions through the Compliance Data Exchange (“CDX”) platform. The CDX platform enables supplier reports to be submitted, stored, and analyzed in a centralized digital environment. Suppliers submit their completed CMRTs through CDX, after which VinFast reviews each submission through its internal compliance review process.

The CMRT requires suppliers to identify smelters and refiners that may be associated with the 3TG present in their products. Because smelters and refiners represent a pinch point for supply chain risk identification and due diligence, VinFast encourages suppliers to engage with any reported smelters or refiners that are not listed as Conformant or Active under recognized audit programs and to promote participation in the RMAP or transition to responsible sources where feasible.

As 2025 marks VinFast’s initial public conflict minerals reporting cycle under Rule 13p-1, the Company achieved a strong supplier response rate through targeted communication, supplier training, and structured follow-up activities. Upon receiving supplier CMRT submissions, VinFast reviews each report and may request corrective actions where necessary. These actions may address incomplete or inconsistent responses, discrepancies with IMDS data, insufficient engagement with sub-tier suppliers, or the identification of smelters or refiners that are not recognized as Conformant or Active under RMAP. These activities support improved data quality, stronger supplier accountability, and more reliable 3TG due diligence across VinFast’s supply chain.

3.	Design of Due Diligence

VinFast designed its due diligence measures to conform, in all material respects, with the internationally recognized framework established by the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from CAHRAs, including the related supplements for 3TG.

The OECD framework outlines a five-step approach for companies to identify and manage risks associated with the sourcing of conflict minerals.

VinFast has implemented internal programs and supplier engagement processes that align with these five steps in order to identify, assess, and mitigate potential risks related to 3TG sourcing in its supply chain.

4.	Due Diligence Measures Performed

VinFast’s due diligence program incorporates the five-step framework of the OECD Due Diligence Guidance and includes the following key elements.

4.1	Management Systems

Governance Structure:

●	VinFast has established a governance structure to support responsible sourcing of 3TG across its supply chain. Conflict minerals due diligence activities are managed through a cross-functional governance framework led by its ESG Director and supported by teams from Procurement, Legal and Compliance, and Engineering.

●	A cross-functional working group manages day-to-day compliance activities, including supplier engagement, data collection, and risk evaluation.

●	VinFast also engages a third-party service provider with expertise in responsible minerals sourcing to support supplier engagement, training, CMRT collection, data validation, smelter identification, and risk assessment activities.

Policies & Supplier Requirements:

●	VinFast’s Sustainable Sourcing Policy and Supplier Code of Conduct outline the Company’s commitment to responsible sourcing of 3TG and set expectations for suppliers regarding responsible mineral sourcing.

●	VinFast expects suppliers to align with its sustainable sourcing objectives, to source minerals responsibly from smelters and refiners that participate in recognized third-party audit programs and to conduct appropriate environmental and social due diligence on components and products supplied to VinFast. VinFast’s supplier contracts may also include provisions allowing the Company to conduct audits related to supply chain due diligence and reporting when necessary.

●	VinFast has established a speak-up channel that allows employees and external stakeholders to report concerns if they witness any conduct that is inconsistent with our Code of Conduct. Such reports can be submitted confidentially or anonymously via the Speak-up hotline https://vinfast.ethicspoint.com/ which is publicly available on our website.

Tools & Training:

●	VinFast uses its CDX platform to collect, manage, and review CMRTs submitted by suppliers, enabling centralized data management and reporting.

●	To support supplier compliance, VinFast provides training materials and guidance sessions to help suppliers understand how to complete the CMRT, submit reports through the CDX platform, improve data quality, strengthen supply chain traceability, and align with responsible sourcing expectations.

4.2	Risk Identification and Assessment

VinFast reviews all CMRT submissions from in-scope suppliers to identify and assess potential risks within its 3TG supply chain. The review process includes:

●	Verifying that all required fields in the CMRT are properly completed.

●	Evaluating inconsistencies or unclear information and engaging with suppliers to clarify or correct the data.

●	Comparing supplier declarations with available IMDS data to support data accuracy and consistency.

●	Reviewing supplier-reported smelter and refiner lists to confirm alignment with the metals reported in the CMRT.

Smelter information reported by suppliers is cross-checked against the RMI Public List to evaluate audit status and responsible sourcing practices.

4.3	Risk Mitigation Strategy

When potential risks are identified, VinFast engages directly with suppliers to implement corrective actions. VinFast's risk mitigation process includes the following:

●	Identified risks and mitigation actions are tracked, monitored, and documented until they are satisfactorily addressed.

●	Corrective actions are determined based on the nature of the supplier gaps and the severity of the identified risks.

●	When smelters or refiners reported by suppliers are not listed as RMAP Active or Conformant, suppliers are requested to engage with their sub-tier suppliers and communicate VinFast’s expectations to source from smelters and refiners participating in recognized third-party audit programs such as RMAP.

●	Where necessary, VinFast may request additional due diligence information from suppliers, including supporting documentation or verification of mineral sourcing origins.

Significant risks may be escalated through VinFast’s internal compliance and management processes.

4.4	Independent Third-Party Audit

As a downstream company in the minerals supply chain, VinFast does not directly audit smelters or refiners. Instead, the Company relies on independent third-party audit programs to assess smelter and refiner responsible sourcing practices.

VinFast primarily references audit information from the RMAP when evaluating the responsible sourcing status of smelters and refiners reported by suppliers. Smelter audit status and publicly available audit results are reviewed as part of VinFast’s risk evaluation and supplier monitoring processes.

VinFast did not commission an independent private sector audit of this Conflict Minerals Report.

4.5	Reporting and Transparency

VinFast prepares and publishes a CMR annually in accordance with Rule 13p-1 under the Securities Exchange Act of 1934. The report summarizes the Company’s responsible minerals sourcing activities during the reporting period, including:

●	The results of the RCOI and due diligence processes.

●	The conformance status of identified smelters and refiners based on recognized third-party audit programs.

●	Key actions taken by VinFast to support responsible sourcing and supply chain transparency.

The CMR is made publicly available through VinFast’s website as part of our commitment to transparency and responsible mineral sourcing.

5.	Facilities Used to Process the Conflict Minerals in Products, if Known

Through the review of smelter and refiner information reported by in-scope suppliers via the CDX platform, and by comparing this information with the RMI Public List, VinFast identified a broad set of 3TG smelters and refiners that may be associated with its supply chain.

As this represents VinFast’s first year of reporting, the collected data includes a combination of company-level and product-level CMRT submissions from suppliers. As a result, the reported smelter and refiner lists may reflect facilities that are potentially associated with the supply chain rather than those definitively linked to specific products supplied to VinFast.

Many of the reported smelters and refiners are recognized under the RMAP as either conformant or active, indicating participation in recognized responsible sourcing audit programs.

VinFast will continue to work with its suppliers to improve data quality and reporting accuracy, including encouraging suppliers to provide more product-level disclosures and to promote participation by smelters and refiners in recognized third-party audit programs.

To monitor the effectiveness of its due diligence and risk management efforts, VinFast tracks supplier response rates and the completeness of CMRT submissions through the CDX platform and ongoing supplier engagement. The Company also follows up with suppliers that have not provided complete or timely responses in order to drive continuous improvement.

The table below summarizes, by mineral, the number of smelters and refiners potentially associated with VinFast’s supply chain based on supplier CMRT submissions.

Table 1. Potential Smelters and Refiners Identified in VinFast’s Supply Chain

Smelter or Refiner	Gold	Tin	Tungsten	Tantalum	Total
Number of smelters per mineral	199	107	67	49	422
Percentage	47%	25%	16%	12%	100%

Due to the use of company-level reporting in certain supplier CMRT submissions, the Company is continuing to enhance its ability to determine which smelters or refiners are definitively linked to specific products. Accordingly, VinFast has not included a full smelter list in this report.

6.	Country of Origin of the Conflict Minerals in Products, if Known

As this is VinFast’s initial phase of conducting a comprehensive, publicly reported due diligence review of 3TG, the Company’s visibility into the countries of origin of these minerals continues to improve as supplier-level traceability matures. This limitation is primarily due to the company-level reporting provided by many suppliers in their CMRTs.

VinFast collected smelter and refiner information through CMRT submissions received via the CDX platform and through direct supplier engagement. This information was compared with publicly available data from the RMI, including country-of-origin information associated with smelters and refiners participating in RMAP audit programs.

Based on publicly available RMI data associated with the smelters and refiners reported by suppliers, certain smelters and refiners may source 3TG directly or indirectly from one or more of the Covered Countries. This assessment is derived from smelter-level data and does not represent product-level traceability to VinFast products.

According to publicly available due diligence status information, the smelters and refiners identified as potentially sourcing from these regions were reported as participating in recognized responsible sourcing audit programs, such as the RMAP.

VinFast will continue to engage with suppliers to improve product-level reporting and enhance transparency regarding the countries of origin of 3TG in future reporting cycles.

Using the same assessment methodology and publicly available RMI data associated with the smelters and refiners reported by suppliers, VinFast believes that the potential countries of origin of 3TG in its supply chain may include those listed in Annex I.

7.	Steps to Mitigate Risks and Strengthen Due Diligence

VinFast conducts conflict minerals due diligence in alignment with OECD Guidance and is committed to responsible sourcing across its supply chain.

Key focus areas include:

●	Achieving complete and accurate CMRT submissions.

●	Improving smelter and refiner data quality and traceability.

●	Promoting sourcing from RMAP Conformant or Active facilities.

●	Strengthening internal controls, supplier engagement, and risk management.

8.	Results for Calendar Year 2025

In its first year of reporting, VinFast achieved a 100% CMRT submission rate from all in-scope suppliers.

Most suppliers reported sourcing from smelters participating in recognized audit programs, including RMAP, although full conformance has not yet been achieved.

VinFast has conducted over 300 targeted training sessions for suppliers to enhance reporting quality, improve smelter identification, and strengthen product-level transparency, supported by internal capability building.

9.	Our Goals for 2026

VinFast plans to continue enhancing its due diligence program in line with OECD Guidance, with priorities to:

●	Maintain a high level of sourcing from RMAP Conformant or Active smelters.

●	Improve accuracy and product-level granularity of CMRT data.

●	Expand supplier training and engagement.

●	Strengthen governance, policies, and internal controls.

VinFast remains committed to improving supply chain transparency and responsible sourcing practices.

Forward-Looking Statements

This report contains forward-looking statements regarding VinFast’s plans and expectations to strengthen its conflict minerals due diligence program and responsible sourcing practices. These statements are based on current expectations and are subject to risks and uncertainties. Actual results may differ materially due to factors that include changes in regulatory requirements, and supplier data availability and reliability. VinFast undertakes no obligation to update these statements, except as required by applicable law.

Annex I Countries of Origin of 3TG

The countries listed below are derived from information provided by suppliers through CMRT submissions and available RMI Public List. This information does not represent product-level traceability and should be interpreted as indicative rather than definitive.

Smelter Country
ANDORRA	JAPAN	SINGAPORE
AUSTRALIA	KAZAKHSTAN	SOUTH AFRICA
AUSTRIA	KOREA, REPUBLIC OF	SPAIN
BELGIUM	KYRGYZSTAN	SUDAN
BOLIVIA (PLURINATIONAL STATE OF)	LAO PEOPLE'S DEMOCRATIC REPUBLIC	SWEDEN
BRAZIL	LITHUANIA	SWITZERLAND
CANADA	MALAYSIA	TAIWAN, PROVINCE OF CHINA
CHILE	MEXICO	TANZANIA, UNITED REPUBLIC OF [1]
CHINA	MYANMAR	THAILAND
COLOMBIA	NETHERLANDS	TURKEY
CONGO, DEMOCRATIC REPUBLIC OF THE [1]	NEW ZEALAND	UGANDA [1]
CZECHIA	NORWAY	UNITED ARAB EMIRATES
ESTONIA	PERU	UNITED KINGDOM
FRANCE	PHILIPPINES	UNITED STATES
GERMANY	POLAND	UZBEKISTAN
GHANA	PORTUGAL	VIET NAM
INDIA	RUSSIAN FEDERATION [2]	ZIMBABWE
INDONESIA	RWANDA [1]
ITALY	SAUDI ARABIA

[1]	Countries identified in bold are “covered countries” (i.e., the DRC and adjoining countries) as defined under U.S. conflict minerals disclosure requirements. The inclusion of such countries is based on supplier-reported and publicly available data and does not reflect a determination by the Company that its products contain 3TG originating from those countries.

[2]	VinFast does not directly source or import 3TG from the Russian Federation. To the extent that any 3TG contained in components supplied to VinFast may have originated from a Russian smelter or refiner, such material would have been processed and incorporated into intermediate products prior to being supplied to the Company.